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                                   FILING PURSUANT TO RULE 425
                                   FILER: PACIFIC GULF PROPERTIES INC.
                                   SUBJECT COMPANY: PACIFIC GULF PROPERTIES INC. NO. 1-12546

The following is material used on November 9, 2000 during the special meeting of shareholders concerning Pacific Gulf Properties Inc's. (the "Company's") sale of its industrial properties portfolio to CalWest Industrial Properties, LLC, as well as the sale of the Company's remaining assets and subsequent liquidation and dissolution.

                              QUESTIONS AND ANSWERS
                               IN ANTICIPATION OF
               PACIFIC GULF PROPERTIES INC.'S SHAREHOLDER MEETING
                               ON NOVEMBER 9, 2000

1.   WHEN WILL THE PROPOSED INDUSTRIAL SALE OCCUR?

     o We expect to close the sale for most of the industrial properties during November.

     o Both Pacific Gulf and CalWest have been working towards this time frame so we are currently confident of that schedule.

     o However, if the consummation of the proposed sale does not occur by December 15, 2000, then either CalWest or Pacific Gulf may terminate the Purchase Agreement.

2. HAVE YOU ESTIMATED THE NET PROCEEDS OR THE PER SHARE AMOUNT FROM THE INDUSTRIAL SALE?

     o Still too early to precisely determine - it depends on the final resolution of several issues including the determination of the level of remediation needed for some of the properties and the possible deletion of some of the properties from the sale.

     o However, we currently expect to sell 67 industrial properties to CalWest at the initial closing for an aggregate price of $857,000,000.

3. WHEN WILL PACIFIC GULF MAKE THE DISTRIBUTION FROM THE INDUSTRIAL SALE? WILL PACIFIC GULF WAIT TO RECEIVE PROCEEDS FROM THE MULTIFAMILY SALE BEFORE MAKING A DISTRIBUTION? HOW MANY DISTRIBUTIONS WILL THERE BE?

     o We have not yet determined the exact timing of the first distribution, but we expect to make a distribution of the proceeds of the initial closing of the industrial sale and the multifamily sales together in mid-December. We will consider subsequent distributions as we sell additional properties. It is likely that more than one distribution will occur.


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4.   TELL US THE STATUS OF INDUSTRIAL PROPERTIES THAT WERE PENDING AT THE TIME
THE PROXY STATEMENT WAS DISTRIBUTED.

     o One property has been accepted and will close with the initial closing.

     o One property has been deleted.

     o Four properties have been deferred, which may require additional remediation before sale or may be deleted from the sale.

5. WHY DID PACIFIC GULF REFUSE THE PROPOSED ADDITIONAL TESTING REQUESTED BY CALWEST AT THE CITY OF INDUSTRY PROPERTY?

     o CalWest simply asserted that the general geographic area surrounding the City of Industry had a history of environmental problems.

     o The property-specific testing results did not warrant additional testing, and we do not feel that conditions affecting the general area are an appropriate basis for additional testing of our particular property.

6.   WHAT IS THE CURRENT STATUS OF THE SACRAMENTO COMMERCE PARK PROPERTY?

     o We have completed the remediation measures that we had commenced for certain locations on the Sacramento Commerce Park property. CalWest will review the testing results and/or reports from our consultants in connection with possible mold, fungi or other microbial/microbiological contaminants at the Sacramento Commerce Park property, and may decide to conduct additional testing. If CalWest notifies us that it believes that additional remediation is necessary, we will elect either to delete the property from the sale or defer the property and perform the additional remediation.

7. HAS PACIFIC GULF OBTAINED THE GROUND LEASE CONSENT FOR THE TUSTIN, CALIFORNIA PROPERTY?

     o Yes

     o All other third party consents involved in the industrial deal were obtained as well.

8.   HOW IS PACIFIC GULF PROVIDING FOR ITS $12.5 MILLION INDEMNIFICATION OF
CALWEST?

     o We agreed to indemnify CalWest for 6 months and up to $12.5 million, with additional time following the sale of a deferred property.

     o We will retain the appropriate amount for the periods required under the purchase agreement.



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9.   HAS PACIFIC GULF ENTERED INTO A MANAGEMENT AGREEMENT WITH CALWEST FOR THE
MANAGEMENT OF THE INDUSTRIAL PROPERTIES?

     o No. We currently expect that CalWest will enter such an agreement with a new company independent of Pacific Gulf.

     o We do not feel that this management agreement would have provided us with additional value for shareholders and also could have exposed Pacific Gulf to liabilities.

10. WHEN WILL THE VARIOUS SALES OF THE MULTIFAMILY PROPERTIES OCCUR? TELL US THE STATUS OF THE SALES OF THE MULTIFAMILY PROPERTIES.

     o We have closed the sale of the Applewood and San Dimas properties.

     o All other multifamily properties, except for one, are under contract for sale.

11. HAVE YOU ESTIMATED THE NET PROCEEDS OR THE PER SHARE AMOUNT FROM THE MULTIFAMILY SALES?

     o Still too early to precisely determine - it depends on transaction costs, any purchase price adjustments that may result as we close these sales, etc.

12.   WHEN WILL PACIFIC GULF MAKE THE DISTRIBUTION FROM THE MULTIFAMILY SALE?

     o Some of the sale proceeds will be included in the first distribution of proceeds from the industrial sale, which we expect to occur in mid-December.

     o The timing of future distributions will depend on the timing of future sales.

13. CAN YOU DISCUSS THE STATUS OF THE SENIORS - ARE THERE PROPOSED TRANSACTIONS, ARE THERE ESTIMATES ON PRICE OR TIMING?

     o Even after we close the sale of industrial properties that was approved by the shareholders today, Pacific Gulf will remain a publicly traded company - for that reason, I cannot comment on any proposal on the seniors unless and until we execute a definitive agreement.

14.   WHEN WILL PACIFIC GULF LIQUIDATE AND DISSOLVE?

     o We anticipate our liquidation will not occur unless and until we are able to sell our senior properties. Our liquidation, if it occurs, will consist of the contribution of our remaining assets to a liquidating trust, which will sell the assets from time to time. The liquidation is conditioned on the sale of the industrial properties. All of our shareholders would receive an interest in the liquidating trust.

     o Dissolution is conditioned on the sale of all of our remaining assets, including our seniors.


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15.   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES TO THE SHAREHOLDERS UPON THE
DISTRIBUTIONS?

     o We have provided a summary of the federal income tax consequences relating to the distributions in the proxy statement for your informational purposes only.

     o You should consult with your individual tax advisors in order to determine the precise consequences upon the distributions.

16. WILL THE SHARES OF COMMON STOCK OF PACIFIC GULF CONTINUE TO BE TRADED ON THE NEW YORK STOCK EXCHANGE?

     o It is our intention to maintain the listing of our common stock on the NYSE until such time as the NYSE causes our common stock to be delisted.

     o If we liquidate, we do not expect interests in the liquidating trust to trade on the NYSE.

17.   IS PACIFIC GULF GOING TO PAY A FOURTH QUARTER DIVIDEND?

     o No.

18.   WAS MANAGEMENT AWARDED ANY SPECIAL CONSIDERATION FOR THIS TRANSACTION?

     o No, management will receive no benefits other than those specified in the proxy statement.

     o Those specified benefits are all based on previously-disclosed and approved employment or change of control agreements; no new item of compensation is being paid to management in connection with the sale of the industrial properties.

19. WHAT ARE THE REASONS FOR THE PROPOSED SALE AND THE SUBSEQUENT LIQUIDATION AND DISSOLUTION?

     o We believe that the proposed sale of our business, whether by merger or assets sales and subsequent liquidation and dissolution, present the best opportunity to maximize value for our shareholders. Over the past few years we have seen ongoing weakness in the public trading prices of stocks in the REIT industry. At the same time that market capitalizations in the REIT industry were declining, increased competition for income-producing properties was driving real estate prices upward and implied capitalization rates on income-producing properties downward. Despite our strong financial results in recent years, the public trading price of our stock languished at levels reflecting a market capitalization that we believe materially undervalued the aggregate net market value of our assets. This undervaluation by the public securities markets has prevented us from raising equity capital for property acquisitions. By selling our properties to interested real estate buyers and distributing the proceeds to our shareholders, we stand to realize the full market value of these properties for our shareholders


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without incurring any discount to those values that may be implied by our undervaluation in the public securities markets.

20. HOW DID THE BOARD OF DIRECTORS OF PACIFIC GULF FORMULATE ITS RECOMMENDATIONS TO APPROVE THE PROPOSALS?

     o Before approving the proposals, our board of directors considered alternatives, including continuing operations as an independent publicly traded company or merging with another entity. Obviously, continuing our operations as they have been conducted will not solve the problems of publicly traded companies in the REIT industry (see above). In addition, after consulting with our financial advisors, we concluded that the only likely merger partner would be another REIT, and any successor REIT from such a merger would face many of the same obstacles and problems. However, by selling our properties to interested real estate buyers and distributing the proceeds to our shareholders, we stand to realize the full market value of these properties for our shareholders.

21. WHAT WILL PACIFIC GULF PROPERTIES CONSIST OF AFTER THE SALE OF THE INDUSTRIAL AND MULTIFAMILY PROPERTIES?

     o We will still own a portfolio of "active seniors" apartments and our executive office building, and we will remain a publicly traded REIT until our remaining business is sold.

22. WHAT WILL HAPPEN TO OUR STOCK PRICE AND TRADING AFTER THE DISTRIBUTION OF PROCEEDS FROM THE INDUSTRIAL AND MULTIFAMILY SALES?

     o Obviously, after we sell our industrial and multifamily portfolios and distribute the proceeds to our shareholders, we will be a REIT with a very small market capitalization. It is possible that our stock may trade at a discount, perhaps a significant one, to the fair market value of our remaining assets. For this reason, our management team is placing a high priority on selling our remaining business as soon as possible and distributing the proceeds to our shareholders. It is possible that our smaller market capitalization may cause our stock to be delisted from the NYSE.

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The Company has filed a proxy statement and other relevant documents concerning the transaction with the Securities and Exchange Commission (the "Commission"). WE URGE STOCKHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

STOCKHOLDERS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

The Company and its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the transactions contemplated by the


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purchase agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement when it is filed with the Commission.

Forward-looking statements and comments in this document are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, events, conditions, prospects and financial trends that may affect the Company's future distributions, plans of operations, business strategy, growth of operations and financial position are not guarantees of future performance and are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including without limitation, increased competition, adverse economic trends, increasing interest rates, factors described above and other factors.


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